                    U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB
                                 1ST Amendment

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                 OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                     OR 12(g) OF THE SECURITIES ACT OF 1934



                                 SHANECY, INC.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)



                DELAWARE                               88-0407731
     -------------------------------                ----------------
     (STATE OR OTHER JURISDICTION OF                (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)                IDENTIFICATION NO.)



      13640 WHITE ROCK STATION ROAD
                POWAY, CA                                 92064
 ----------------------------------------              ----------
 (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)              (ZIP CODE)



(619)699-1739
---------------------------
(ISSUER'S TELEPHONE NUMBER)



          SECURITIES TO BE REGISTERED UNDER SECTION 12(b) OF THE ACT:

           TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH
           TO BE SO REGISTERED                EACH CLASS IS TO BE REGISTERED


--------------------------------         --------------------------------------

--------------------------------         --------------------------------------




           SECURITIES TO BE REGISTERED UNDER SECTION 12(g) OF THE ACT:


                          Common Stock - .001 Par Value
                          -----------------------------
                                (TITLE OF CLASS)

                                     PART I

                                     ITEM 1
                           DESCRIPTION OF THE BUSINESS

General

Shanecy, Inc. is filing this Form 10-SB on a voluntary basis in order to make Shanecy, Inc.'s financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.

Business Development

Shanecy, Inc. was incorporated in Delaware on May 31, 1994. The Company was organized in order to implement management's concept for a home health care analysis and referral service. Management determined that programming and development costs combined with the considerable changes occurring in the healthcare industry in the mid-1990's necessitated a delay in completing the Company's business plan. During 1995 the Company raised funds necessary to keep the Company current in its state fees and taxes by the sale of stock to investors. In January of 1999 the board of directors voted to seek additional capital and implement the Company's business plan.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of the Issuer

Beginning in 1998, Management determined the Company would complete the development of its home care analysis and referral service for the families of elderly or homebound patients. Management's decision was based primarily on the following factors; 1) annual increase of patients requiring health care assistance who are ineligible for long-term hospitalization, 2) discharge of patients unable to immediately return to normal routine, 3) proposed changes in Medicare/Medicaid home care regulations, 4) large numbers of uncertified and unregulated home care providers, and, 5) consumer Internet access and marketing potential that was unavailable in prior years.

The Company's analysis and referral service will require software programming necessary to develop a system for consumers that integrates such data as a patient's care needs, a rating system for care providers that offer services in their community, coverage by insurance or government agency, and financial constraints of the family. Management has extensive experience with all facets of long term health care management and information systems used by health care providers. Based upon Management's extensive knowledge and experience in information systems, the Company estimates that software programming costs will not exceed $50,000. The Company will also use additional commercially available hardware and software for information systems and Internet website service that the Company estimates will not exceed $150,000.

Management intends to market its service through direct marketing to home care providers, hospitals and doctors, and to consumers through the use of its Internet website. Management has begun informal discussions with Southern California health care providers, but the Company has no market or distribution agreements with any home care providers, doctors, hospitals, or Internet sales sites. Management estimates the Company will require approximately twelve months to raise sufficient funding in order to seek out marketing agreements with home care providers and distribution agreements with hospitals and physicians.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors are substantially greater than those of the Company. Although Management has limited access to in-depth information regarding the operations of the Company's competitors, Management believes that the Company can effectively compete because of the unique nature of its analysis which specializes in providing assistance to the increasing market of home care patients. Management intends to target those consumers who require Home Care Aides (HCA's), homemakers or companions for daily or occasional support. Management also considers it significant that their analysis would provide families with information necessary to determine, with the assistance of their physician, the level of home care required and the services available in their community. Management is not aware of any significant barriers to the Company's entry into the home care analysis and referral market, however, the Company at this time cannot ascertain its exact market share of this market.

Software and website design and programming are available through numerous suppliers such as Integrated Software Solutions and McNeill Consulting Services. While Management has already had several initial design meetings with suppliers, the Company currently has no contracts with suppliers and will not complete contracts with potential suppliers until such time as the Company has sufficient funding. Over the next twelve months the Company intends to achieve the following goals in order to market its services: raise capital needed to fund its business plan through the sale of securities, complete and test all custom software, purchase all furniture, fixtures, office equipment, and off-the- shelf software, and secure office space. Based upon sufficient funding from the Company's securities sales, Management will begin marketing in approximately month nine of its business plan and Internet marketing in approximately month twelve of its business plan.

The Company intends to offer its services for families of elderly or homebound patients through direct marketing to home care providers, hospitals, and doctors throughout Southern California. In addition, the Company will market to consumers in Southern California and other Western states through the Internet on its own proposed website and will not depend on any one or a few major customers. Management has extensive experience in this market and a large network of health care providers in the Western region of the United States. Based upon sufficient funding from the Company's securities sales, Management will begin direct marketing in approximately month nine of its business plan and Internet marketing in approximately month twelve of its business plan.

When the Company has sufficient funding, management will seek legal council to determine if copyright or trademark protection is required. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company does not need any governmental approval of its principal product or service. The Company's business is not subject to material regulation by federal, state, or local governmental agencies. The company currently has no employees.

Year 2000 Disclosure

Computer programs used in business applications usually have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system data failure that might cause disruption of the user's business activities.

In assessing available software and software programming, the Company has determined that its proposed software will be Year 2000 compatible and any other purchased software will be off-the-shelf software that will be certified Year 2000 compatible for all of its computing requirements. Based upon this assessment, management believes the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by September 30, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.


                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


Plan of Operation

The Company's current cash balance is sufficient in Management's opinion until additional capital can be raised to implement the Company's business plan. Management intends to implement a business plan for the Company that includes raising capital needed to fund its operations through the sale of securities, completing and testing of all custom software, opening an Internet web site, purchasing office furniture, equipment, and off-the-shelf software, and leasing office space. Management anticipates that the funds needed to complete these steps and pay for operating expenses to be approximately $250,000 to $350,000. In order to remain a going concern the Company must first utilize private placement funding in order to implement its business plan and maintain a positive cash flow. There are considerable risks in the implementation of the Company's business plan, including insufficient funding from private placement securities sales, greater than anticipated costs for software and insufficient revenues from sales. Without sufficient cash flow, the Company would rely on its existing cash and loans from its officers until such time as the Company could raise sufficient private placement funds to implement its plans.

There are no current plans for product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees.

Results of Operations

There were no revenues from sales for the period ended January 31, 1999. The Company sustained a net loss of $3,236 for the ten months ended January 31, 1999. Losses were primarily attributable to expenditures for operating expenses of the corporation.

Liquidity and Capital Resources

As of January 31, 1999, the Company had $464 cash on hand and in the bank. The primary costs and operating expenses for the ten months ended January 31, 1999 were $2,300 in professional fees, and $880 in licenses and fees.

Currently, the Company maintains a sufficient positive cash balance for working capital. The losses through January 1999 were due to a lack of revenues and operating expenses incurred.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address and telephone number are provided by a Director of the Company at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.

                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - January 31,1999:


Title Of          Name &                                      Amount &                  Percent
Class             Address                                     Nature of owner           Owned
-----             -------                                     ---------------           -----
Common            Ann Myers                                   4,500,000 (a)             42%
                  1605 Mirage Court
                  El Cajon, CA 92019

Common            Jill Wright                                 4,500,000 (b)             42%
                  13640 White Rock Station Rd.
                  Poway, Ca 92064

(a) Ms. Myers received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 stock split on February 28, 1998.

(b) Ms. Wright received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 stock split on February 28, 1998.


                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire at the 1999 shareholder meeting, or at such a time as their successors shall be elected and qualified, are as follows:

Name & Address                        Age      Position            Date First Elected
--------------                        ---      --------            ------------------
Ann Myers                             68       President,          6/14/94
1605 Mirage Court                              Secretary,
El Cajon, CA 92019                             Director

Jill Wright                           55       Director            6/14/94
13640 White Rock Station Road                  Treasurer
Poway, Ca 92064


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Neither Ms. Myers or Ms. Wright hold directorships in any other reporting company.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.


Resumes

Ann Myers, President, Secretary & Director

1991 - Current             Independent contractor providing Management Information Services consulting for service and medical manufacturing businesses, responsibilities include all data processing, billings, review and selection of applications software.

1982 - 1991                Manager - Data Processing Services for manufacturing firms

1957 -1978                 Manager - California Department of  Motor Vehicles

Jill Wright, Treasurer & Director

1996 - Current             Independent consultant to long term health care and assisted living facilities in
                           San Diego. Current California Administrator's License in Assisted Living.

1993 - 1996                Pacific Regent of La Jolla, Director of Marketing.

1990 - 1993                Mercy Rehabilitation and Care Center, Director of Social Services.

Prior Director of Recreation Therapy - clinical psychiatric setting, administered and managed handicapped and special population programs in various San Diego health care facilities.

1973 - 1978                Assistant Professor of Recreational Therapy at San Diego State University


BS and MS - Indiana University

                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation. There are no current employment agreements between the Company and its executive officers.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.

                           SUMMARY COMPENSATION TABLE

                                         Other      Restricted
Name &                                   annual       stock                    LTIP        All other
principle                Salary   Bonus  compen-      awards      Options     Payouts       compen-
position      Year        ($)      ($)   sation         ($)         SARs        ($)        sation($)
----------------------------------------------------------------------------------------------------
A Myers       1996        -0-      -0-     -0-          -0-          -0-         -0-          -0-
President     1997        -0-      -0-     -0-          -0-          -0-         -0-          -0-
              1998        -0-      -0-     -0-           1           -0-         -0-          -0-

J Wright      1996        -0-      -0-     -0-          -0-          -0-         -0-          -0-

Treasurer     1997        -0-      -0-     -0-          -0-          -0-         -0-          -0-
              1998        -0-      -0-     -0-           1           -0-         -0-          -0-


The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration based upon a positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Myers (Director, President & Secretary) received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 forward stock split on February 28, 1998.

Ms. Wright (Director & Treasurer) received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a 45 for 1 forward stock split on February 28, 1998.


                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of

Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

                                     PART II

                                     ITEM 1
    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
                               SHAREHOLDER MATTERS

The Company, upon approval of the SEC, will file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of January 31, 1999, the Company had 37 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

                                     ITEM 2
                                LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

                                     ITEM 3
     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL AND
                              FINANCIAL DISCLOSURE

None.

                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On June 14, 1994, at a special meeting of the board of directors, the shareholders authorized the issuance of 50,000 shares of common stock to each of the officers and directors of the Company for a total of 100,000 Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering.

From the period of approximately July 1, 1995 until July 31, 1995, the Company offered and sold 37,000 shares at $.10 per share to non-affiliated private investors. The Company relied upon Section 4(2) of the Securities Act of 1993, as amended (the "Act"). Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was not accompanied by general advertisement or general solicitation, the shares were bought by the investors for their own accounts with investment intent. The shares were issued with a Rule 144 restrictive legend.

On February 28, 1998, the Board of Directors authorized the issuance of 50,000 shares of common stock to each of the officers and directors of the Company. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act") for this issuance. The Company issued the shares in satisfaction of management services rendered to officers and directors, which does not constitute a public offering. A forward stock split of 45 for 1 was also authorized, resulting in a total of 10,665,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit A           Financial Statements
                    1   Audited financial statements for the year ended
                    March 31, 1997 and the year ended March 31, 1998 and
                    for the period ended November 30, 1998
                    2   Interim financial statements for the ten months
                    ended January 31, 1999 and 1998

Exhibit 2           Plan of acquisition, reorganization or liquidation           None
Exhibit 3(i)        Articles of Incorporation                                    Included in Original Filing
Exhibit 3(ii)       Bylaws                                                       Included in Original Filing
Exhibit 4           Instruments defining the rights of holders                   None
Exhibit 7           Opinion re: liquidation preference                           None
Exhibit 9           Voting Trust Agreement                                       None
Exhibit 10          Material contracts                                           None
Exhibit 11          Statement re: computation of per share earnings              See Exhibit A
Exhibit 14          Material foreign patents                                     None
Exhibit 16          Letter on change of certifying accountant                    None
Exhibit 21          Subsidiaries of the registrant                               None
Exhibit 23          Consent of experts and counsel                               Included
Exhibit 24          Power of Attorney                                            None
Exhibit 27          Financial Data Schedule                                      Included
Exhibit 28          Reports furnished to State insurance agencies                None


                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Shanecy, Inc.



Date 5/20/99                            By /s/ Ann Myers
    ----------------------------           -------------------------------------
                                           Ann Myers, President & Director



Date 5/20/99                            By /s/ Jill Wright
    ----------------------------           -------------------------------------
                                           Jill Wright, Treasurer & Director

                                    Exhibit A

                                  SHANECY, INC.
                          (A Development Stage Company)


                              FINANCIAL STATEMENTS

                                NOVEMBER 30, 1998
                                 MARCH 31, 1998
                                 MARCH 31, 1997

                                TABLE OF CONTENTS

                                                                       PAGE #
                                                                       ------
INDEPENDENT AUDITORS REPORT .............................................1

ASSETS ..................................................................2

LIABILITIES AND STOCKHOLDERS EQUITY .....................................3

STATEMENT OF OPERATIONS .................................................4

STATEMENT OF STOCKHOLDERS EQUITY ........................................5

STATEMENT OF CASH FLOWS .................................................6

NOTES TO FINANCIAL STATEMENTS ...........................................7-10

                             BARRY L. FRIEDMAN, P.C.
                           Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278

                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                             December 11, 1998
Shanecy, Inc.
San Diego, California

        I have audited the accompanying Balance Sheets of Shanecy, Inc., (A Development Stage Company), as of November 30, 1998, March 31, 1998, and March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1998, to November 30, 1998, the two years ended March 31, 1998, and March 31, 1997, and the period May 31, 1994 (inception) to November 30, 1998. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

        I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

        In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shanecy, Inc., (A Development Stage Company), as of November 30, 1998, March 31, 1998, and March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1998, to November 30, 1998, the two years ended March 31, 1998, and March 31, 1997, and the period May 31, 1994 (inception) to November 30, 1998, in conformity with generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

--------------------------
Barry L. Friedman
Certified Public Accountant

                                  SHANECY, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                     ASSETS

                                        November       March          March
                                        30, 1998      31, 1998      31, 1997
                                        --------      --------      -------
        CURRENT ASSETS:
               Cash                      $3,700        $3,700        $3,700
                                         ------        ------        ------

             TOTAL CURRENT ASSETS        $3,700        $3,700        $3,700
                                         ------        ------        ------

        OTHER ASSETS:                    $    0        $    0        $    0
                                         ------        ------        ------

             TOTAL OTHER ASSETS          $    0        $    0        $    0
                                         ------        ------        ------

             TOTAL ASSETS                $3,700        $3,700        $3,700
                                         ======        ======        ======

          See accompanying notes to financial statements & audit report

                                  SHANECY, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                           November            March              March
                                           30, 1998           31, 1998          31, 1997
                                           --------           --------           --------
CURRENT LIABILITIES:                       $      0           $      0           $      0
                                           --------           --------           --------

     TOTAL CURRENT LIABILITIES             $      0           $      0           $      0
                                           --------           --------           --------

STOCKHOLDERS' EQUITY:

Common stock, $0.00001 par value,
authorized 20,000,000 shares;
issued and outstanding at
March 31, 1997-137,000 shares                                                    $      2

Common stock, $0.001 par value
authorized 20,000,000 shares
issued and outstanding at
March 31, 1998-10,665,000 shares                              $ 10,665
November 30, 1998-10,665,000 shs           $ 10,665

Additional paid-in capital                   (6,963)            (6,963)             3,699

Deficit accumulated during
development stage                                (2)                (2)                (1)
                                           --------           --------           --------

     TOTAL STOCKHOLDER'S EQUITY            $  3,700           $  3,700           $  3,700
                                           --------           --------           --------

  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY                     $  3,700           $  3,700           $  3,700
                                           ========           ========           ========


          See accompanying notes to financial statements & audit report

                                  SHANECY, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

                                   April 1,               Year                  Year                May 31, 1994
                                   1998 to               Ended                  Ended                (inception)
                                   Nov. 30,             March 31,              March 31,            to Nov. 30,
                                     1998                 1998                   1997                  1998
                                 ------------          ------------           ------------          ------------
INCOME:
     Revenue                     $          0          $          0           $          0          $          0
                                 ------------          ------------           ------------          ------------

EXPENSES:
     General, Selling
     and Administrative          $          0          $          1           $          0          $          2
                                 ------------          ------------           ------------          ------------

       Total Expenses            $          0          $          1           $          0          $          2

Net Profit/Loss                  $          0          $         (1)          $          0          $         (2)
                                 ============          ============           ============          ============

Net Profit/Loss
per weighted
share  (Note 2)                  $         00          $        NIL           $         00          $        NIL
                                 ============          ============           ============          ============


Weighted average
number of common
shares outstanding                 10,665,000            10,665,000             10,665,000            10,665,000
                                 ============          ============           ============          ============



          See accompanying notes to financial statements & audit report

                                  SHANECY, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                Additional
                                          Common              Stock               paid-in             Retained
                                          Shares              Amount              capital             Earnings
                                        ----------          ----------          ----------           ----------
Balance,
March 31, 1996                             137,000          $        2          $    3,699            $      (1)

Net loss year ended
March 31, 1997                                                                                                0
                                        ----------          ----------          ----------           ----------

Balance, March 31, 1997                    137,000          $        2          $    3,699           $       (1)

February 28, 1998
stock issued for services                  10               $        1          $        0

February 28, 1998
forward stock split 45:1                10,428,000          $      104          $     (104)

Net loss year ended
March 31, 1998                                                                                       $       (1)
                                        ----------          ----------          ----------           ----------

Balance, March 31, 1998                 10,665,000          $      107          $    3,595           $       (2)

7-Oct-98
chngd par value .00001 to .001                              $   10,558          $  (10,558)

Net loss
April 1, 1998 to
November 30, 1998                                                                                    $        0
                                        ----------          ----------          ----------           ----------

Balance, November 30, 1998              10,665,000          $   10,665          $   (6,963)          $       (2)
                                        ==========          ==========          ==========           ==========



          See accompanying notes to financial statements & audit report

                                  SHANECY, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

                                April 1,      Year            Year         May 31, 1994
                                1998 to       Ended           Ended         (inception)
                                Nov. 30,     March 31,       March 31,      to Nov. 30,
                                 1998          1998            1997            1998
                               --------      ---------       ---------     ------------
Cash Flows from
Operating Activities:
  Net Loss                     $     0        $    (1)        $     0        $    (2)
  Adjustment to
  reconcile net loss
  to net cash
  provided by operating
  activities                         0              0               0              0

Changes in assets and
  liabilities:
  Increase in current
  liabilities:
  Officers Advances                  0              0               0              0
                               -------        -------         -------        -------

Net cash used in
operating activities           $     0        $    (1)        $     0        $    (2)

Cash Flows from
investing activities                 0              0               0              0

Cash Flows from
Financing Activities:
  Issuance of common
  stock for services             0,000        $     1           0,000        $     2
  stock for cash                     0              0               0        $ 3,700
                               -------        -------         -------        -------

Net increase (decrease)
in cash                        $     0        $     0         $     0        $ 3,700

Cash,
beginning of period            $ 3,700        $ 3,700         $ 3,700        $     0
                               -------        -------         -------        -------

Cash, end of period            $ 3,700        $ 3,700         $ 3,700        $ 3,700
                               =======        =======         =======        =======


          See accompanying notes to financial statements & audit report

                                  SHANECY, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
              November 30, 1998, March 31, 1998, and March 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The Company was organized May 31, 1994, under the laws of the State of Delaware as Shanecy, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method

The Company records income and expenses on the accrual method.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and equivalents

The Company maintains a cash balance in a non-interest bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of November 30, 1998.

Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS #109) "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

Organization Costs

Costs incurred to organize the Company were amortized on a straight-line basis over a sixty month period.

                                  SHANECY, INC.
                          (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS - Continued
              November 30, 1998, March 31, 1998, and March 31, 1997

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Loss Per Share

Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of November 30, 1998, the Company had no dilative common stock equivalents such as stock options.

Year End

The Company has selected March 31st, as its fiscal year end.

Year 2000 Disclosure

Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

The Company's potential software suppliers have verified they will provide only certified Year 2000 compatible software for all of its computing requirements. Because the Company's products and services are sold to the general public, with no major customers, the Company believes the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                                  SHANECY, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS Continued
              November 30, 1998, March 31, 1998, and March 31, 1997

NOTE 3 - INCOME TAXES

There is no provision for income taxes for the period ended November 30, 1998, due to the net loss and no state income tax in the state of the Company's domicile and operations. The Company's total deferred tax asset as of March 31, 1998, is as follows:

Net operation loss carry forward        $200
Valuation allowance                      200
                                        ----
         Net deferred tax asset         $  0

The federal net operation loss carry forward will expire between 2014 and 2018.

This carry forward may be limited upon the consummation of a business combination under IRC Section 381.

NOTE 4 - SHAREHOLDERS' EQUITY

Common Stock

The authorized common stock of Shanecy, Inc. consists of 20,000,000 shares with a par value of $.001 per share.

Preferred Stock

Shanecy, Inc. has no preferred stock.

        On June 14, 1994, the Company issued 100,000 shares of its $0.00001 par value stock for services of $100.00 to its directors. Fifty thousand (50,000) shares to each of the two directors.

        On July 31, 1995, the Company issued 37,000 shares of its $0.00001 par value stock for cash of $3,700.00.

        On February 28, 1998, the Company issued 100,000 shares of its $0.00001 par value stock for services of $100.00 to its directors. Fifty thousand (50,000) shares to each of the two directors.

        On February 28, 1998, the Company approved a forward stock split on the basis of 45:1 thus increasing the outstanding common stock from 237,000 shares to 10,665,000 shares.

        On October 7, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which changed the par value from $0.00001 to $0.001.

                                  SHANECY, INC.
                          (A Development Stage Company)

                     NOTES TO FINANCIAL STATEMENTS Continued
              November 30, 1998, March 31, 1998, and March 31, 1997


NOTE 5 - GOING CONCERN

The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern. The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free.

NOTE 6 - RELATED PARTY TRANSACTIONS

The Company neither owns or leases any real or personal property. Office services are provided without charge by an officer. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 7 - WARRANTS AND OPTIONS

There are no warrants of options outstanding to acquire any additional shares of common stock.

                                  SHANECY, INC.
                          (A Development Stage Company)


                          INTERIM FINANCIAL STATEMENTS

                                JANUARY 31, 1999
                                JANUARY 31, 1998

                                TABLE OF CONTENTS

                                                                    PAGE #
                                                                    ------
ASSETS ...............................................................1

LIABILITIES AND STOCKHOLDERS EQUITY ..................................1

STATEMENT OF OPERATIONS ..............................................2

STATEMENT OF CASH FLOWS ..............................................3

NOTES TO FINANCIAL STATEMENTS ........................................4 - 5

                                  SHANECY, INC.
                                 BALANCE SHEETS

                                     ASSETS

                                            JANUARY 31        JANUARY 31
                                               1999              1998
                                            ----------        ----------
CURRENT ASSETS
  CASH                                          463.85          3,700.00
                                            ----------        ----------
TOTAL CURRENT ASSETS                            463.85          3,700.00

FIXED ASSETS
                                            ----------        ----------
NET FIXED ASSETS                                  0.00              0.00

OTHER ASSETS
  ORGANIZATION COSTS
  LESS AMORTIZATION
                                            ----------        ----------
TOTAL OTHER ASSETS                                0.00              0.00
                                            ----------        ----------
TOTAL ASSETS                                    463.85          3,700.00
                                            ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
                                            ----------        ----------
TOTAL CURRENT LIABILITIES                         0.00              0.00

LONG TERM LIABILITIES
                                            ----------        ----------
TOTAL LONG TERM LIABILITIES                       0.00              0.00

                                            ----------        ----------
TOTAL LIABILITIES                                 0.00              0.00

STOCKHOLDERS' EQUITY

     COMMON STOCK                            10,665.00              2.00
     PAID IN CAPITAL                         (6,963.00)         3,699.00

     BEGINNING RETAINED EARNINGS                 (2.00)            (1.00)
     NET INCOME (LOSS)                       (3,236.15)             0.00

                                            ----------        ----------
     ENDING RETAINED EARNINGS                (3,238.15)            (1.00)

                                            ----------        ----------
TOTAL STOCKHOLDERS' EQUITY                      463.85          3,700.00

                                            ----------        ----------
TOTAL LIAB & STOCKHOLDERS' EQUITY               463.85          3,700.00
                                            ==========        ==========

                                  SHANECY, INC.
                                INCOME STATEMENTS
                            FOR THE TEN MONTHS ENDED


                                    JANUARY 31       JANUARY 31
                                       1999             1998
                                    ----------       ----------
REVENUE
                                    ----------       ----------
TOTAL REVENUE                             0.00             0.00

DIRECT COSTS

                                    ----------       ----------
TOTAL COST OF GOODS SOLD                  0.00             0.00

                                    ----------       ----------
GROSS PROFIT                              0.00             0.00

OPERATING EXPENSES

     LICENSES &  FEES                   880.00
     OFFICE EXPENSE                      56.15
     TRANSFER AGENT                     500.00
     ACCOUNTANT                       1,800.00
                                    ----------       ----------
TOTAL OPERATING EXPENSES              3,236.15             0.00


                                    ----------       ----------
INCOME FROM OPERATIONS               (3,236.15)            0.00


OTHER INCOME & EXPENSE

                                    ----------       ----------
TOTAL OTHER INCOME & EXPENSE              0.00             0.00

                                    ----------       ----------
INCOME BEFORE TAXES                  (3,236.15)            0.00

  PROVISION FOR TAXES

                                    ----------       ----------
NET INCOME                           (3,236.15)            0.00
                                    ==========       ==========

                                INCOME STATEMENTS
                            STATEMENTS OF CASH FLOWS
                            FOR THE TEN MONTHS ENDED

                                                 JANUARY 31       JANUARY 31
                                                    1999             1998
                                                 ----------       ----------
CASH FLOWS FROM OPERATING ACTIVITIES

  NET LOSS                                        (3,236.15)            0.00

ADJ TO RECONCILE NET INCOME (LOSS) TO NET
CASH USED IN OPERATING ACTIVITIES

                                                 ----------       ----------
NET CASH FLOWS FROM OPERATING ACTIVITIES          (3,236.15)            0.00

                                                 ----------       ----------
NET INCREASE (DECREASE)                           (3,236.15)            0.00


CASH AT BEGINNING OF PERIOD                        3,700.00         3,700.00

CASH AT END OF PERIOD                                463.85         3,700.00

                                  SHANECY, INC.
                          NOTES TO FINANCIAL STATEMENTS

1.      MANAGEMENT'S OPINION

In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position of the company as of January 31, 1999 and 1998 and the results of operations for the ten months ended January 31, 1999 and 1998 and changes in cash for the ten months ended January 31, 1999 and 1998.


2.      INTERIM REPORTING

The results of operations for the ten months ended January 31, 1999 and 1998 are not necessarily indicative of the results to be expected for the remainder of the year.


3.      ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                      Organization and Nature of Operations

The Company was incorporated in Delaware on May 31, 1994. The Company was organized in order to develop a home care analysis and referral service for use by consumers and patients who utilize home health care service providers. The Company is a development stage company and has not conducted any business activities to date.


                               Basis of Accounting

The Company's policy is to use the accrual method of accounting and to prepare and present financial statements which conform to generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.


                              Cash and equivalents

For purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There were no cash equivalents as of January 31, 1999 and 1998.

                                  Income Taxes

Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes." A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

4.      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
        OPERATIONS

                     Material changes in financial condition

As of January 31, 1999 the Company had $464 of cash in the bank compared to $3,700 of cash in the bank as of January 31, 1998. The Company had no cash receipts for the ten months ended January 31, 1999. The primary uses of cash during the ten months ended January 31, 1999 were $2,300 for professional fees, and $880 for licenses and fees.

                  Material changes in the results of operations

Expenses of $3,236 for the ten months ended January 31, 1999 were primarily for preparing the Company's legal documents and audit in anticipation of securing private placement capital in 1999. Management believes that the economic growth in the home health care services industry provides the Company with a compelling reason to complete its business plan in order to successfully market its home health care analysis and referral services.